                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                       China Resources Development, Inc.
--------------------------------------------------------------------------------

                                (Name of issuer)
                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)
                                   169406105
                                ----------------
                                 (CUSIP number)

                 Lowrey Capital Management International, L.P.
                             90 State House Square
                               Hartford, CT 06103
--------------------------------------------------------------------------------


(Name, address and telephone number of person authorized to receive notices and communications)

                                 July 11, 1997
      ----------------------------------------------------------------------
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                                                              Page 1 of 10 Pages

Exhibit Index appears on page 9.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                              Page 2 of 10 Pages

                                      13D
-----------------------                                 ----------------------
  CUSIP NO. 169406105                                     PAGE 3 OF 10 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      S.S. OR  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Lowrey Capital Management International, L.P.

------------------------------------------------------------------------------

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------

 3.   SEC USE ONLY
-------------------------------------------------------------------------------

 4.   SOURCE OF FUNDS*
      00
--------------------------------------------------------------------------------

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                 [_]
--------------------------------------------------------------------------------

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware, USA
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER
   NUMBER OF              195,374
   SHARES          -----------------------------------------------------------
   BENEFICIALLY      8.   SHARED VOTING POWER
   OWNED BY               0
   EACH            -----------------------------------------------------------
   REPORTING         9.   SOLE DISPOSITIVE POWER
   PERSON                 195,374
   WITH            -----------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER
                          0
------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      268,886

------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]

------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.65%

------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*
      PN (Limited Partnership)

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                        13D
-----------------------                                  ---------------------
  CUSIP NO. 169406105                                      PAGE 4 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Lowrey Capital Management, L.L.C.

------------------------------------------------------------------------------

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------

 3.   SEC USE ONLY

------------------------------------------------------------------------------

 4.   SOURCE OF FUNDS*
      00

--------------------------------------------------------------------------------

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
      PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware, USA

------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER
   NUMBER OF              73,512
   SHARES          -----------------------------------------------------------
   BENEFICIALLY      8.   SHARED VOTING POWER
   OWNED BY               0
   EACH            -----------------------------------------------------------
   REPORTING         9.   SOLE DISPOSITIVE POWER
   PERSON                 73,512
   WITH            -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
                          0
------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      268,886

------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.65%

------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*
      00 (Limited Liability Company)

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D

-------------------                                           ------------------
CUSIP No. 169406105                                           Page 5 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    John L. Lowrey
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
 3. SEC USE ONLY
--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [_]
    PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION
    Connecticut, USA
--------------------------------------------------------------------------------
                             7.  SOLE VOTING POWER
  NUMBER OF                      0
  SHARES                    ----------------------------------------------------
  BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                       268,886
  EACH                      ----------------------------------------------------
  REPORTING                  9.  SOLE DISPOSITIVE POWER
  PERSON                         0
  WITH                      ----------------------------------------------------
                            10.  SHARED DISPOSITIVE POWER
                                 268,886
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    268,886
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                      [_]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.65%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security Issuer.
          ---------------

Amendments: None


Item 2.   Identity and Background.
          ------------------------

Amendments: None


Item 3.   Source and Amount of Funds or Other Consideration.

Amendments: None


Item 4.   Purpose of Transaction.
          ----------------------

     On the Advisor's direction, AMOF acquired the Preferred Stock and converted such interests into Common Stock of the Issuer for the purpose of making an investment in the ordinary course of its trade or business. Similarly, both AMOF and AMON have also purchased shares in the open market. The Common Stock may be disposed of at any time or from time to time in whole or in part.

     None of the Reporting Persons has formulated any plans or proposals that would relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or its subsidiaries, if any; (c) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries, if any; (d) any change in the present board of directors or management of the Issuer, including any change in the number or term of directors or the filling of any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

                                                              Page 6 of 10 Pages

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     5(a-b) The aggregate number and percentage of the outstanding shares of the Issuer beneficially owned by each of the Reporting Persons are as follows:


                                           Number of  Number of
                             Number of     Shares:    Shares: Sole
                  Aggregate  Shares: Sole  Shared     or Shared
Filing            Number of  Power to      Power to   Power to      Approximate
Party             Shares:    Vote          Vote       Dispose       Percentage/l/
-----             ---------  ------------  ---------  ------------  ------------

Lowrey Capital     195,374     195,374         0          195,374        3.38%
Management
International,
L.P.

Lowrey Capital
Management,
L.L.C.              73,512      73,512         0           73,512        1.27%

John L. Lowrey     268,886        0         268,886          0           4.65%

     5(c). Reported transactions since April 14, 1997 are illustrated in the following table:

                                                              Page 7 of 10 Pages


                                                       JOHN
     REPORTING PERSON            LCMI       LCM       LOWREY

Amendment     Action/           Common     Common     Common
  Date        Balance   Price    Stock     Stock      Stock
14 - April    Balance           445,489    153,997    599,486

15 - April    Sale       3.250   (3,750)    (1,250)    (5,000)

16 - April    Sale       3.500   (4,650)    (1,550)    (6,200)

25 - April    Purchase   3.000    3,750      1,250      5,000

30 - April    Purchase  3.3125    1,875        625      2,500

06 - May      Sale       3.625   (4,500)    (1,500)    (6,000)

12 - May      Sale       3.625     (975)      (325)    (1,300)

14 - May      Sale       3.625   (2,972)    (1,028)    (4,000)

15 - May      Sale       3.625     (375)      (125)      (500)

16 - May      Sale       3.625   (8,943)    (1,057)   (10,000)

19 - May      Sale       3.625   (3,150)    (1,050)    (4,200)

02 - June     Sale       4.250  (14,250)    (4,750)   (19,000)

13 - June     Sale       4.250   (3,000)               (3,000)

16 - June     Sale       4.200   (1,875)      (625)    (2,500)

17 - June     Sale      4.2259  (27,450)    (9,150)   (36,600)

18 - June     Sale      4.3536  (23,700)    (7,900)   (31,600)

19 - June     Sale      4.3939  (35,625)   (11,875)   (47,500)

20 - June     Sale      4.3873  (11,250)    (3,750)   (15,000)

23 - June     Sale      4.4498  (19,500)    (6,500)   (26,000)

24 - June     Sale      4.2588  (14,250)    (4,750)   (19,000)

25 - June     Sale      4.1998   (3,000)    (1,000)    (4,000)

26 - June     Sale      3.9498  (13,125)    (4,375)   (17,500)

27 - June     Sale      4.0208  (13,125)    (4,375)   (17,500)

30 - June     Sale      3.9409  (13,125)    (4,375)   (17,500)

01 - July     Sale      4.0350  (16,500)    (5,500)   (22,000)

08 - July     Sale      3.9498  (11,250)    (3,750)   (15,000)

09 - July     Sale      3.9498   (5,400)    (1,800)    (7,200)
                                =======    =======    =======
TOTAL         Balance           195,374     73,512    268,886

                                                              Page 8 of 10 Pages

     5(d). The investor's of AMOF and AMON have an economic interest in the dividends from, and the proceeds of sales of, the Fund's investments.

     5(e). Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

     As investment advisor and General Partner for AMOF and AMON, the advisor and the General Partner have the right to transfer and vote the securities held by AMOF and AMON, including those of the Issuer. John Lowrey has the power under the constituent documents of the advisor and General Partner to vote and dispose of the securities owned by AMOF and AMON.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

None.

                                                              Page 9 of 10 Pages

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                         July 11, 1997
                               ---------------------------------------------
                                            (Date)


                                       /s/ John L. Lowrey
                               ---------------------------------------------
                                            (Signature)

                                           John L. Lowrey
                               ---------------------------------------------
                                            (Name/Title)


                                       /s/ John L. Lowrey
                               ---------------------------------------------
                                            (Signature)

                               John L. Lowrey, President
                               Lowrey Capital Management International, L.P.
                               ---------------------------------------------
                                            (Name/Title)


                                       /s/ John L. Lowrey
                               ---------------------------------------------
                                            (Signature)

                               John L. Lowrey, President
                               Lowrey Capital Management, L.L.C.
                               ---------------------------------------------
                                            (Name/Title)


                                                             Page 10 of 10 Pages